Filed by Enterprise Financial Services Corp
pursuant to Rule 425 under the Securities Act of 1933,
as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934,
as amended
Subject Company: First Choice Bancorp
Commission File No: 001-38476

The following is a transcript of the EFSC first quarter 2021 earnings conference call held on April 27, 2021.

Company:	Enterprise Financial Services Corp
Conference Title:	EFSC Earnings Conference Call
Moderator:	Jim Lally
Date:	27 April 2021
Conference Time:	10:00 CT

Operator:    Good day and welcome to the EFFC earnings conference call. Today's conference is being recorded. At this time, I would like to turn the conference over to Jim Lally. Please go ahead, sir.

Jim Lally:    Thank you. And good morning. I welcome everyone to our call. I appreciate all of you taking time to listen in. Joining me this morning is Keene Turner, our company's chief financial officer and chief operating officer, Scott Goodman, president of Enterprise Bank and Trust and Doug Bauche, chief credit officer. Yesterday, we issued a press release announcing the acquisition of First Choice Bank Corp. On the call today, we will briefly comment on our first quarter earnings and then discuss the acquisition announcement. Before we begin, I would like to remind everyone on the call that a copy of the releases and the company presentations can be found on our website and were furnished on SEC forms 8-K yesterday, please refer to slide two of the presentations, how forward-looking statements and our most recent 10-K and 10-Q for reasons why actual results may vary from any forward-looking statements that we make this morning.

The first quarter of 2021 was a very solid quarter for our company. From an earnings perspective, we made $30 million or 96 cents per share. This compares favorably to both the linked quarter and the first quarter of 2020, where we earned $1 and 48 cents per share, respectively. From a return perspective, we earned 1.22% on average assets and 1.66% on PPNR ROAA. During the quarter, we successfully completed the core systems conversion for Seacoast and we are well on our way to achieving the resulting operating leverage as we sit here today.

Other highlights for the quarter include the issuance of our inaugural Environmental, Social and Governance report and the continued execution of the triple P program for the benefit of our customers. This success continues to create some headwinds relative to organic growth in our commercial markets. Scott will touch on some of this in his comments.

In addition to all of this, last evening, we announced the merger of First Choice Bank Corp into EFSC creating a $12.7 billion commercial bank. The opportunity to pursue this transaction developed quickly because of the strong cultural fit between the two organizations and alignment of business goals. We feel that First Choice is the perfect partner for us as we continue our Southwest expansion due to their pure play commercial banking heritage, strong earnings profile, and depth of knowledge of Southern California business communities.

Peter Hui, the chairman and his management team have built a first-class organization and an incredible and diverse team that will flourish on the combined platform. We share similar core values and commitments to our stakeholders. Both companies have been recognized as a “Best Place to Work” in recent years. The combination of our two cultures will produce a strong company where we will continue our focus on local decision-making, access to senior leaders, and our high touch service model. We are pleased that Peter and First Choice were open to an opportunity to grow with a like-minded successful company that shares its focus, values and commitment to clients, associates and communities. This is the perfect size company for us to acquire as we cross the $10 billion threshold.

Keene will run through many of the financial details of this transaction, but I have to say that I'm extremely excited about our future, as we add another very strong catalyst for our continued earnings and balance sheet growth while our economy continues to steadily recover and is on the verge of what I believe and what we believe is a period of sustained expansion. I would now like to hand the call over to Scott Goodman who will provide some color on the performance of our various business lines during the first quarter. Scott.

Scott Goodman:    Thank you, Jim. And good morning everybody. You'll see total loans that are outlined on slide seven grew by $64 million in the first quarter. This modest level of loan growth really reflects some continued headwinds for the regional portfolios due to the excessive liquidity within the financial system and a cautious approach to new capital spending by businesses. We did participate in round two of the PPP program with over 300 million of new originations and resulting in a net increase of 39 million of triple P outstanding at the quarter end. We continue to see businesses using triple P funds and reserve cash build up to further reduce revolving lines of credit, construction loans and other short-term borrowings. In other cases, clients are choosing to use cash for CapEx and project financing rather than borrowing. However, I will say we are experiencing stronger performance in several other sectors of our loan portfolio, including investor CRE, SBA lending, life insurance premium finance, and affordable housing.

The diversity and balance that we've intentionally developed within our business model are enabling us to lean into these specialty areas that are insulated from the liquidity headwinds, or like SBA lending, have benefited from the current economic uncertainty and stimulus programs. Within the business units that are outlined on slide eight, St. Louis and Kansas City represent our largest concentrations of general C&I operating businesses and they have been most heavily impacted by the aforementioned pressures. That said, we continue to onboard new relationships in these markets, and we see momentum and the production of new loan commitments in both markets. In St. Louis, for example, we've seen increased originations in each of the last two consecutive quarters. Arizona continues its strong performance with 15% year over year growth and reflecting one of the fastest growing economies in the country. The commercial real estate market remains active to support the growing infrastructure and demand for industrial and commercial users.

The San Diego data that you see on this slide represents the general commercial banking portfolio portion of the legacy Seacoast book, and it's made up mainly of investor and owner occupied CRE loans. Similar to Phoenix, the Southern California economy shows a higher level of growth, and we're excited to add the talent of the First Choice team and the dynamics of this market to our successful client focus growth model. Turning now to slide number nine. We've also integrated the specialty deposit verticals of the legacy Seacoast operation into our specialized banking unit. Now representing a combined 1.3 billion in deposits. These specialties provide an attractive low-cost sticky and continually expanding portion of our funding base representing nearly 15% of total deposits. With elevated technological and operational capabilities on a combined basis we've already seen new opportunities and accelerated growth in these business lines.

Lastly, I'd like to highlight the continued strength of our loan portfolio. Asset quality remains solid with reductions in non-performing loans and classifieds from prior quarter. Non-performing loans are modest at 50 basis points and the allowance represents strong coverage at 1.8% of the total loan portfolio. A majority of the charge-off dollars for this quarter are concentrated in two loans. One is a hotel loan in St. Louis, which was acquired through an acquisition and which has been mentioned previously by us in prior quarters. And the other is a partial charge relating to a modest seven figure loan to a retail service business, which has also been in our watch and workout process in prior quarters and with the remaining balance fully reserved. Now, at this point, I'd like to hand it over to Keene for his comments. Keene.

Keene Turner:    Thanks, Scott, and good morning. We completed the first quarter with net income of $30 million or 96 cents per share, which compares to $1 per share in the fourth quarter. Performance for the first quarter was seasonally better than we expected on several fronts and included the successful integration of Seacoast mid-quarter. Net interest income increased modestly as we demonstrated a full quarter combined with Seacoast which helped to more than offset lower PPP interest income from a lower level of forgiveness in the first quarter, compared to the fourth quarter. Expenses reflect the larger company as well as 3.1 million of merger related expenses to Seacoast. And at 52.9 million inclusive of those merger charges, we're pleased to start 2021 at a lower run rate than we anticipated. We expect that to bode well for our 2021 financial performance. Provision for credit losses was muted in the quarter and it was consistent with the fourth quarter when excluding the CECL day two double count from the merger. I'll comment further on credit results and expectations in a minute.

Noted on slide 10. It's hard for me to say that fees were disappointing because the sequential reduction relative to our expectations was isolated to the tax credit line item. This business experienced some modest timing delays in the first quarter, as well as some downward valuation on credits that we carry at fair value. We expect our tax credit business to deliver the same overall performance for 2021 as we did when we closed out last year. However, the first quarter expense of $1 million was approximately $2 million behind our normal expectations. With that said, we expect the business to recover in the second quarter and to gain momentum throughout 2021. On all other fronts, we are pleased with the stable link quarter trend to begin 2021 from a fee income perspective.

Let me just spend a couple minutes on net interest income and margin as well as asset quality details. Referring to slide 11 net interest income with $79.1 million compared to $77.4 million in the fourth quarter, which is a $1.7 million increase. Fourth quarter sequential impact of Seacoast is approximately $5.5 million, which is offsetting the $1.8 million decrease in PPP net interest income. However, we're also experiencing declines in other portfolio loan balances in the form of elevated payoffs that have resulted from liquidity that PPP and other stimulus programs have provided to our customers.

Net interest margin was 3.50% compared to 3.66% in the fourth quarter and held up to our expectations. Adjusting for additional first quarter liquidity build, net interest margin would have been 3.63% comparably, which indicates 13 basis points of the reported net interest margin decline was related to the continued liquidity build. Beyond that, PPP trends decreased net interest margin 11 basis points while a full quarter of Seacoast added approximately eight basis points. Stepping back, we guided to 3.40 to 3.45% net interest margin ex. PPP. And our run rate is 3.39%, including the 13-basis point impact of liquidity builds. So,

3.39% with the extra unplanned liquidity or comparably adjusted 3.52% is a good start for the full year.

On slide 12, asset quality has continued to be stable, particularly when you consider the allowance for credit losses to loan and non-performing levels. We did resolve some credits in the first quarter that had been previously discussed and resulted in 6.5 million of gross charge-offs. Because the majority of those reserves had been previously provided for, the coverage levels declined slightly from year end. Notwithstanding, we determined that it continues to be appropriate to generally maintain our reserve level in the current quarter.

Despite overall improvements in the economic forecast, we continue to see elevated unemployment and certain winning sectors making up for losses in sectors and businesses that could be hard hit by restrictions and slower economic activity. Further, while positive for overall credit losses, PPP and other government efforts to lessen the extent of related impacts have also created additional uncertainty in our ability to determine one way or another the ultimate outcome and loss content for certain portions of our portfolios. Thus, we feel comfortable generally maintaining reserve levels until those measures are exhausted and we are able to evaluate the financial performance of each of our borrowers under current and future conditions.

I'll wrap up my quarter comments with a high-level view. When I look at 96 cents per share of EPS for an adjustment for merger charges and tax credit income that wasn't realized at $2 million, the first quarter EPS would have been around 12 cents per share higher. My view that is that, all things considered, it’s a strong base on which we can build 2021. We continue to have momentum in certain areas of our business and we are optimistic that the disruption from defensive stimulus measures turns positive we can resume growth and momentum in all our markets and specialty lines.

Stepping back, we are seeing deposits continue to inflate the balance sheet and meet return levels. However, we're redoubling our efforts to continue to add to the earnings profile of our organization and the announcement of the First Choice merger is one reflection of those such efforts. After several years of de-risking and fortifying the deposit portion of our business, and then pivoting to enhance both specialty loan and deposit growth engines, we're adding to our core competency of commercial banking in three dynamic markets, San Diego, Los Angeles, and Orange County, California. Our teams have demonstrated a successful track record for integrating people, systems, and overall organizations over the last several years. Given that current economic conditions that muted certain aspects of our organic business, we believe that in rapid succession and the integration of Seacoast, and now, the addition of First Choice, we continue to cement the foundation for continued strong organic earnings growth in the quarters and years to come.

Referring to slide 13, and as it relates to First Choice, let me present a few financial highlights of the merger and then turn it over to Jim to wrap up with some comments on organizational fit and mutual excitement our companies share. This merger was struck to result in pro forma ownership for First Choice shareholders at 20%. The overall economics to Enterprise and the combined shareholder base are compelling and are driven by the combination of two high performing growth oriented companies. Additionally, I'm pleased to demonstrate a high single digit EPS accretion of approximately 8% that earns back 2.7% tangible book value dilution in under three years. This is achieved while immediately scaling us $2.5 billion above 10 billion concurrently with the quarter that we crossed, while generating a 21% internal rate of return. We've been actively preparing across $10 billion in assets for several years, and this transaction sufficiently scales our balance sheet to offset the cost of crossing.

It also provides additional operational resources from the associates of First Choice in the compliance and risk functions. I'd also like to highlight that the announced metrics include the impact of the interchange penalty. However, given the consensus street estimates upon which these metrics are based and our internal view of those estimates, it is more than reasonable to assume that street estimates allow for both Durbin fee income reduction and cost of crossing 10 billion in 2022. If we assume that to be the case, earn back drops to below 2.5 years with EPS accretion improving to nearly 9%. On slide 14, I'll wrap up. And I'll also point out that our detailed due diligence process results in a high degree of comfort in our deal assumptions, such as the transaction costs and achievement of a minimum of 25% estimated cost savings. Additionally, our view of credit reflects not only the underlying high quality lending strategy of First Choice, but also a pragmatic lens that no one has 100% clarity on how the current economic events will ultimately affect the individual borrowers. With that, we feel very good about the standalone and pro forma balance sheet quality. In addition, the 100% stock fixed exchange ratio reflects a conservative view that continued balance sheet strength cannot be sacrificed for the sake of earnings generation. For this transaction they're not mutually exclusive. With that said, pre and post-closing, we expect to maintain a high capital retention rate, which affords us the luxury of continued capital flexibility in the quarters and years to come. Our goal is to continue to deliver mid to high teens return on tangible common equity. We believe that being able to utilize our M&A proficiency for combining with both Seacoast and First Choice amidst a challenging earnings growth environment for banks will help us drive superior returns to shareholders over the intermediate and long term.

Additionally, our actions during this time have not only been focused on growth in our earnings power, but also, maintaining a strong yet efficient capital structure. We believe that our performance in recent years, and especially during the past year, has poised us to capitalize not only on future economic growth, but also maintain a growth posture amid mid current headwinds. I appreciate you guys joining the call today, and I'm going to hand it back to Jim to provide some closing comments on first choice and the overall opportunity.

Jim Lally:    Thank you. And before we open it for questions, I wanted to make a few more comments regarding what we were looking for and why First Choice was the perfect partner. When I first met Peter Hui, it was evident that our corporate philosophies were almost identical in how we take care of clients, promote our associates and support our communities. The alignment over corporate philosophies and strategic goals was a big reason that Peter and I were both excited for this transaction. As you know, cultural integration typically makes or breaks these deals. So, I feel very confident that culture will not be an issue. In addition, we are excited to welcome Peter to the EFSC board when the transaction closes. We value not only his leadership and partnership to bring our companies together, but also his knowledge and desires to continue further expansion in Southern California.

We were looking for a premier commercial bank to scale our investments in Southern California. We believe that we found another high performer in First Choice. We are very excited to see how we can accelerate on First Choice’s already strong track record of growth. The combination of a wider array of products and services coupled with a significantly larger balance sheet should provide the perfect complement to the seasoned banking team that we inherit with First Choice. We believe that our treasury management platform and commercial card programs will allow us to deepen the already strong relationships that currently exist.

Furthermore, with this acquisition, we now have over $3 billion in business loans and deposits in Southern California. This gives us ample size and scale to be a meaningful business partner for the significant number of family owned businesses that call this part of the country home.

The merger of First Choice into EFSC continues the transformation of our company that began in 2017. Over the last five years, we have significantly grown in an intentionally diversified manner. We have improved our funding profile, both in terms of costs and the ability to grow and have built, bought, and grown businesses and markets that set us up for success in the years to come.

With that, Todd, I'd like to open the line up for questions.

Operator:    Thank you. If you would like to ask a question, please signal by pressing star one on your telephone keypad. If you were using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press star one to ask a question, we'll pause for just a moment to allow everyone an opportunity to signal for questions. We'll take our first question and that comes from Jeff Rulis with DA Davidson.

Jeff Rulis:    Thanks. Good morning, wanted to maybe tackle expenses first just to get an idea of timing here. So, I guess ex merger costs, you get a quarterly run rate back towards 50 million. Could you confirm if there's any additional cost saves anticipated with Seacoast and then I guess as we roll forward into, if you could comment on deal timing the close in the third quarter, if you think, you know, is that early, mid or late, and then kind of a follow on is the I guess the expected conversion by the end of the year, if you could kind of just high-level walk us through the expense run rate? Thanks.

Keene Turner:    Let me see if I can remember all those Jeff. So, just from the 50 million quarterly expense run rate, I mean, I think that that's a pretty good number. There may be some opportunity to improve on that sequentially from 1Q to 2Q. You know, I think there's a little bit more cost savings for Seacoast that'll come out of the run rate. You know, we really had, you know, call it two thirds of a quarter before, you know, the full effect of the systems conversion here in the first quarter and then seasonal payroll you know, taxes that affected the first quarter, but it'll be a little bit mitigated by normal merit. But I do think high forties, to low fifties here in the near term is achievable for us on the base, you know, run rate here in 2021.

And then separately, you know, what I'll say is we're always working efficiently to try to get transactions closed. I think our expectation would be closing mid to late third quarter, and then, I would expect you know, mid fourth quarter conversion is what we're planning for. So, you know, I think hopefully that helps you from a timing perspective, but, you should largely be able to have, if that timing worked out should largely be able to have what I'm going to call is a clean first quarter of 2022.

Jeff Rulis:    Yeah, no, that's helpful. Thanks Keene. And I guess you, you talked about the capital flexibility, and you did mention that the buy back just as that being available I guess as you take us through the deal and what you mean by that flexibility is it are further deals still being discussed. Can you use the buy back during, or ahead of the close of this next transaction, maybe just flesh out the capital usage priorities? Thanks.

Keene Turner:    Sure. Jeff, so, obviously, the capital in this deal is fairly level. I mean, we're just, you know, low 8% TCE, just quick and dirty. So, you know, it's not, we don't have a bunch of excess that's burning a hole in our pocket, but with that said as we start to get the full impact of Seacoast, and now we've got another high single digit accreted EPS deal, that's just going to help us further drive performance. And so, you know, the dividend posture has been, you know, fairly conservative. And I think that speaks to opportunity to manage buy backs and share count. And so, what I will say is that for a period of time, we're likely until S-4 gets filed, things like that. We're not going to be able to execute them on buy backs, but I would anticipate that, you know, once all of that information is publicized, then we'll be able to maybe start working back into the market and, and repurchasing shares if, especially if there's, you know, any continued weakness.
And then, you asked about more M&A. I think the, these two deals were closed in succession. We want to make sure that we digest them appropriately and that we do them in a high-quality way. You know, Seacoast was executed extremely well. And so, I have no concerns about you know, this following on closely, but I also want to make sure that, you know, we're going to continue to look and be discerning about future opportunities, but I wouldn't expect something to be as quick in terms of timing as these two were together necessarily.

Jeff Rulis:    Thanks, I'll step back.

Operator:    Thank you. We'll take our next question from Andrew Liesch with Piper Sandler.

Andrew Liesch:    Hey, good morning, everyone. Just a question, Jim, it sounds like you guys have been looking, in your comments, to expand in Southern California. Were there other potential banks that you looked at considering to acquire there?

Jim Lally:    Well, Andrew, you know, my job, we're always talking to companies about opportunities, but when I met Peter, I think it was clear that this was the target we really wanted to go after. And so, we focused on it when he and I met. So, but certainly, whether it's Southern California or other geographies, there's always several on the prospect list.

Andrew Liesch:    Got it. Is there like just thinking about your last couple of deals, the New Mexico deal had a great deposit base, the Seacoast deal had a unique lending niche, and a nationwide deposit franchise. Is there anything is there any sort of specialty niche that this transaction adds or is there something else that, that makes it especially attractive to you guys?

Jim Lally:    So, characteristically, they're a pure play commercial bank, but they have a very nice entrepreneurial streak to it. And firm in the fact that they too are in the specialized deposit business, certainly not as robustly as Seacoast, but they do have a nice client base there they're a very strong SBA lender, but more geographically focused in California. And they do a really good job on the local developers CRE market there too. So, but much when you get to know it's very much more like a pure play commercial bank that focuses on doing well in the communities that they serve.

Andrew Liesch:    Okay. And then, just one last question, just on the deposit inflows and the liquidity obviously some pressure here in the first quarter. What, what have you seen so far this quarter, is that trend continuing, or are there opportunities to invest that into higher yielding assets or what trends are you seeing so far on the liquidity front?

Keene Turner:    Thanks for that question. So, if you'd asked me the question two weeks ago, I would have told you, we continue to see it build. A little bit post-tax season, we've seen the moderation of the inflow. So, you know, probably, sitting here today, we're fairly level to where we were at the end of the quarter from an overall deposit level. We are working very hard to deploy, you know, principally in loans. Obviously, you know, Scott indicated there there's some headwinds there, but there are some bright spots in certain pieces of the business. And I do think that, you know, SBA and some of the other businesses where we've, you know, first quarter was actually a little bit slow because of the timing of when the stimulus program rolled out. So, we do expect a robust second quarter there, and we did deploy some additional liquidity into the investment portfolio, and we're being cautious about how quickly we rotate in there. You know, to get paid, anything that is worthwhile, you do have to move out on the curve a little bit from a duration perspective, we're mindful of where interest rates are and you know, what that could from a, you know, impact on TCE and economic value of equity. But we're also looking to make sure that we maintain the earning stream. So, that's a long-winded way of saying we're trying to do everything incrementally and intentionally and the longer the liquidity sits here on the balance sheet and the bigger it gets we'll continue to work some of that cash into the market.

Andrew Liesch:    Got it. That's really helpful. Yep. Long-Winded but certainly detailed, I appreciate that. I will step back. Thank you.

Operator:    Thank you. We'll take our next question from Damon DelMonte with KBW.

Damon DelMonte:    Good morning guys. Hope everybody's doing well today. So, my first question, just wondering, Keene, you know, with regards to the tax credit outlook you know, last year you guys put up or a little bit over $6 million in fees for that line item you know, starting off in the hole here in the first quarter, how do you kind of look at the full year outlook for 2021?

Keene Turner:    So, thanks for the question. I think we what we guided is that we thought that business was going to be, you know, it's still a double digit grower from the 2020 level. So, you know, we do think that it'll make up for the negative here in the first quarter. So, I think second quarter will be stronger than we would have otherwise anticipated. So, we might've thought the second quarter and third quarter were like, you know, half a million to a million of tax credit activity. So, we do think the second quarter will be, you know, a little bit more full you know, call that a couple million dollars. And then, it'll, you know, the fourth quarter we expect to close strong as we always do. You know, the only caveat will be notwithstanding, there are some credits that are fair valued, and we use a little bit longer term LIBOR. So, that was part of the headwind, but it really was timing on project closings, where you know, we incurred some expenses that we recorded, but we didn't get the revenue associated with it and that'll come in in the next quarter. Hopefully, that's a complete answer.

Damon DelMonte:    Very complete. Great color. Thank you. And then, with regards to the outlook for provision expense, I think you had said you were going to kind of keep the reserve at this elevated level until there's just kind of greater clarity, you know, broadly speaking on the economies. I guess, A, is that, is that accurate and B how do we think about the provision expense in the upcoming quarters?

Keene Turner:    Our posture is that we're well-positioned either if things get a lot better we don't think it's that over-reserved. Certainly, the reserve will come down. But you know, when you look at where we were for, you know, initial day one CECL adoption around 130 basis points, and you know, where we are today, there's some room to kind of grow into that. And then, separately, you know, if things were to get worse, if you were to start to see charge offs, we're, you know, positioned well to add to it if necessary, but, you know, I think to your point, I think we expect that to hold serve from here and look at each quarter as the information we get and then make a determination, but I think we're fairly comfortable. And I think that means that if nothing changes from here on out, I don't expect provisioning in 2021 to be heavy. And then, I would just say that separately, just keep in mind that the third quarter we'll have, you know, the CECL day two double count if we close for First Choice, which is, you know, 20 million bucks.

Damon DelMonte:    Right. Got it. Okay. And then just lastly maybe for Jim you know, could you maybe talk a little bit about like retention efforts for the First Choice management team and some of those commercial lenders you know, is there anything in place to kind of make sure that the team that you're acquiring stays in place once the deal is complete to kind of help give you more confidence or just support your confidence that this is going to be a good fit for you guys, culturally?

Jim Lally:    Yeah. Damon, thank you. Certainly, in these transactions is key to keep the talent. And so, those efforts are ongoing and we're confident that the team here you will be there you know, going forward. And so, there was some stickiness in place already from what we inherited, but that will add to it relative to some of the key performers.

Damon DelMonte:    Okay. Excellent. Thanks for the color today, guys. Appreciate it.

Operator:    Thank you. We'll take our next question from Wayne Archambo with Monarch Partners.

Wayne Archambo:    Hi, thank you. I just want to try to understand the purchase process. Was this an auction? What was behind that?

Jim Lally:    Well, so, was it an auction? Well, here's the thing. When we go out, we talk to companies a lot, and so, we at times find a good partner, and we negotiate the opportunities and certainly there's a contemplation of what the market would provide in that effort. So, certainly, you know, we're careful as it relates to who we target and how we go about it. But certainly, we don't comment necessarily about how this came to be explicitly. This is something we've been working on for a while on terms of our overall expansion in that area. We've looked at a lot of different companies and this one just felt right.

Wayne Archambo:    I only bring it up because of the price you're paying at least on a, you know, based on the percent over the close yesterday, seemed like a big premium to me. And if it's not an auction, then you know, why you think such a big premium if it's a negotiation of one-on-one that is what puzzled me.

Keene Turner:    Sure, this is Keene. What I would say is, you know, it's, there's only so much, you know, what the information that happens in the market, obviously, First Choice is not a highly liquid stock and it, you know, it’s a strong earner and performer. I think, you know, when you look at price to earnings and some of those, you know, those metrics you know, there's only so far you can push some of those things. So, I think overall, when you look at the pricing metrics and really just the overall, you know, deal metrics to both shareholders, you know, I think we feel good about, you know, what that is, and our currency is strong and, you know, sometimes dictates, you know, a little bit higher purchase price to protect for some of that downside for sellers. So, we do a good about the process and understand the comment but, you know, I think we, we feel like, you know, we're excited about this, you know, just from an overall, you know, metrics perspective and an overall performance perspective.

Wayne Archambo:    Just lastly, was the Seacoast deal comparable premium to this deal?

Keene Turner:    They were in two very different markets, you know, in terms of where bank valuations were and where our valuation is. I think when you look at both transactions today I think that they are, you know, we feel confident about them and they were, you know, I think you think about both were high single digits, you know, EPS accretion, they were both very favorable price to earnings multiples. And, you know, we think that from an overall shareholder value and pro forma based both for enterprise and selling shareholders, it benefits all constituents. So, again, I think, you know, different market a year ago than it is today, you know, clearly, you know, both with where Enterprise trades and the overall market. So, it's hard, hard to definitely compare them, but, you know, I think we feel good about our M&A process. And I think we've been, you know, been able to be appropriately disciplined and also make sure that we get the right value out of these franchises once we join them together.

Wayne Archambo:    Okay. Very good. Thank you.

Operator:    Thank you. We'll take our next question from Eric Grubelich, investor.

Eric Grubelich:     Yeah. hi. Hi, good morning. I’ve been an investor in First Choice for a long time and you're getting a great franchise and more importantly, really quality people. That's, it's great. But along those lines, obviously, you have to retain people and I wanted to talk to you a little bit about, or maybe you can answer some questions about sort of the credit culture. How are you, what are you, I guess maybe you could provide a little bit of color in terms of what are you trying to integrate in terms of an enterprise, you know, overview on First Choice and as opposed to sort of letting them continue to do what they do and how does that factor into what you've just done with Seacoast, you know, in terms of overlap, are you going to have to change things again on the credit side? Could you provide a little bit more color on that?

Jim Lally:    Sure. So, as we did our diligence, obviously, there's a process in a way that every company goes about the credit and we appreciate that. And certainly, we'll value it because you think about the fact that they are able to respond appropriately in terms of time with their client base is something that we'll have to keep, that's a special secret sauce relative to what they do. But at the end of the day, it requires, you know quality character of the borrowers. It requires good capital and cash flow, and that's exactly how they underwrite. So, we're very confident that we're not going to squeeze the special secret sauce out of them, but what we can do is provide a little bit larger balance sheet to help them grow with their clients. What we can do is provide a wider scope of products and services to deepen the relationships. And, oh by the way, we also can accelerate the growth in that market with a different level of client in terms of those that need a little bit more than what First Choice could have had otherwise, but we're very cognizant of what made the company what it is, and certainly know that if we go in and change it tremendously it's not the right thing to do.

Keene Turner:    And Eric, this is Keene. Maybe I'll just take this opportunity to reflect on approach. And so, I think what we do during due diligence is we learn a lot of information and we think a lot about and reflect a lot about who we are and who the target company is, but the details of how are really going to happen tomorrow and the next day, and next week, when we start to really meet throughout the organizations and, and on a task and process basis. But to Jim's point, we have a strategy, and I think we understand how First Choice approaches the market and, and what is important to preserve there. And also, there probably are some lessons that we can learn throughout Enterprise that, you know, might help make us better. We certainly know that that's the case.

I do want to give a little bit of perspective on when you think about the Seacoast franchise, number one, you know, the Seacoast SBA shop is a well-oiled machine. You know, we brought that, you know, sort of on, and generally preserved it and plugged it in. None of these decisions have been made yet, but I would anticipate that a little bit as their surviving mechanism for producing or processing SBA loans and how we add people together there is to be determined. But, you know, I would think with the relative size there, that that's sort of the default and then separately, you know, the San Diego operation that at Seacoast were, you know, a small handful of, of lenders, you know, that we were seeing how it worked. And so now we just have a bigger ecosystem. So, there will be kind of a, I'll say, a dual disruption or a dual integration there. But I think to Jim's point, it's only positive as it relates to what we can do, you know, and we're really providing a lot more emphasis behind those lenders in the Southern California market.

Eric Grubelich:        Okay. That's great. Just, just one last thing, was Seacoast on a different IT system and First Choice compared to yours?

Keene Turner:    Yeah, we are all three on different systems. We, you know, just maybe a little bit in the weeds, we did keep the Seacoast SBA sub system but all the core systems are different versions of systems. First Choice uses some of the same vendor subset that we do, but it's a different platform. So, you know, to be determined on how exactly all the look and feel is on a combined basis. But, you know, we, we believe are our capabilities are appropriate for the client type and, and complexity.

Eric Grubelich:    Okay, great. Thanks. Thanks for all that color. That was really helpful. Appreciate it.

Operator:    Once again, if you would like to ask a question, please press star one. We'll take our next question from Brian Martin with Janney.

Brian Martin:    Hey, good morning guys. Just one thing on the or I guess maybe for Scott, just kind of the loan pipeline today. And I guess if you talk about, you know, it sounds like the, you know, the PPP is kind of, you know, in the liquidity, the factors, but kind of what does the pipeline look like today and just kind of how you're thinking about going forward kind of the core pipeline?

Scott Goodman:    Hey, Brian, it's Scott. Yeah. Thanks for that question. Yeah, as I mentioned, I think the bright spots are, if you look at the underlying production, it's steadily up, originations were higher in the fourth quarter than they were the third. And then up again, and in the first quarter you know, I think the headwinds are just that the use of those commitments are down. Companies are using more cash in deals. We're seeing, you know, as I said, more pressure on the C&I portfolios and some of the pay downs and pay offs are elevated with, you know, sale of assets. And you know, we might see a commercial real estate deal that was 80% loan to value that now is, you know, 50 or 60, because they're just more cash going into these deals out there.

So, I think those are the short-term headwinds, but I think underlying production and sales activity is inching up. And I think the specialty businesses, as I mentioned, as Keene mentioned too, you know, SBA is well positioned right now, life insurance premium and the tax credit business are just steady, steady growers. I don't see anything that's going to change that. Sponsor finance activity actually was up in the first quarter. So, you know, I think, you know, I view it as the engine is working well, but the pavement still a little slippery.

Brian Martin:    Gotcha. Okay. No, that's helpful. And then maybe just one or two for Keene. The timing of PPP, I guess, is your expectation most of that gets kind of taken care of this year as you work through the forgiveness process, or I guess maybe some tail and maybe just a smaller tail going into 2022?

Keene Turner:    I think that is it. It's an accurate assumption. Because even if it doesn't pay off or get forgiven this year, the math behind that Brian would be that most of its most of the deferred fees are amortized through because a lot of that is like early 2020 origination. So, the two-year window would be up for most of that round one stuff. So, that is an accurate assumption whether it's forgiven or just amortized.

Brian Martin:    Gotcha. Okay. And then, remind us, Keene, that you talked about, the Durbin impact?

Keene Turner:    That's about a $3 million pre-tax number. So, you know, we have that modeled into the earn back as announced. And I did sensitize that there, you know, our view just with where our internal forecasts are relative to where street forecasts are that, you know, theoretically, the street should have had us crossing 10 and should have had that all there. But, you know, we just decided to, you know, be more conservative in the announcement, but, you know, certainly we think that the deal metrics reflect very favorably on all of those things. And, you know, I think it's important to note, and Jim hit on this, but it's a high-quality earner that's joining the organization, which really helps boost us through 10 billion with the scale. You know, you'll be almost 13 billion on a pro forma basis with, you know, a lot of, a lot of dry powder and runway to grow the loan book.

Brian Martin:    Yeah. Okay. And then, last one was just on the margin, Keene, I guess you just your sense when you talked about the excess liquidity, if the liquidity stabilizes, as though it sounds like it's beginning to you know, at least to liquidity build. How do we think about the margin prospectively now, you know, prior to the transaction?

Keene Turner:    Yeah. I think, you know, I'll say this, I think, you know, pre First Choice I think if liquidity stabilizes, I think margin outlook is stable. I mean, I think that when you look at the fundamentals of net interest margin on our balance sheet you know, I think when you adjust for the liquidity and you adjust for a lot of moving pieces of PPP, I think margin performed reasonably well. And it performed according to what we expected. I think we're, you know, we certainly would like to see more portfolio loan growth. I think, you know, we're optimistic. And, but we're going to continue to be disciplined and run our race from a credit perspective. And then, on a pro forma basis, I think, you know, probably pretty similar impact to margin from First Choice as it was Seacoast, you know, call it roughly, you know, 10 to 15 basis points of margin expansion on a pro forma basis. The thing is pretty clear, you know, the First Choice model had a very nice you know, loan yield based on, you know, the way they, you know, get to and service clients and, you know, are able to get share of wallet. And then, you know, certainly, the high quality, you know, the amount of DDA in the deposit basis is a very strong, you know, margin capability. And then, you know, there'll be a modest premium that you saw that's put on that loan book in purchase accounting that, you know, that you've stepped back, but, you know, 10 to 15 basis points as we sit here today, assuming rates don't move around too much is what we think the, the combined impact will be.

Brian Martin:    Okay. And the starting point or the basis stability you're talking about for today, at least in the near term is kind of the three, the three forty level. Is that what you said?

Keene Turner:    Yeah. That 339. I mean, I think that's, you know, really, I hit how comparably, I thought it was to year end, you know, that's actually better. But you know, that 339, 340, you know, as long as we don't get too much more liquidity, I think that that's a fairly decent level moving forward now. As soon as I say that, I know I'm going to be wrong by five basis points, but I think that the underlying fundamentals of loan pricing, deposit pricing, you know, should help support that.

Brian Martin:    Okay. And then, just last strategically, as you guys are, I guess, looking at this, you know, doing this transaction with First Choice, you're kind of leaving the Midwest and going to California. I mean, Seacoast was kind of a, I guess, a platform for national lending. Just kind of wondering how that kind of fit into it. It seems like, I guess, would your intention be that you'd have to get, you know, if you're a smaller player out in a pretty larger market now, I guess continue to get bigger out there is that kind of the plan longer term, you know, scale up from where you are here with what you're picking up with First Choice?

Jim Lally:    So, Brian we're not leaving the Midwest, so, not leaving the Midwest. We're complementing and bringing the Enterprise way to good markets with good companies and we've done it organically in Phoenix. Certainly, we did it well in Northern New Mexico. Seacoast obviously a specialized side of things, but as we look at good companies first, it would be the priority. And then obviously, there is a trajectory to the South Southwest just because it's, Scott has pointed out in his comments, there's just more positive business growth in those markets. And our model has been accepted very well that way. So, we're confident about our ability to perform there, but we're not leaving the Midwest. The Midwest is still a very strong anchor to our business and will continue to be.

Brian Martin:    Yeah, I didn't, I didn't mean it that way. I just was more interested in the idea of how the expansion opportunities would look out there. Do you have to, you know, do you think you really want to get meaningfully bigger at this point over time? Is that kind of the plan a longer term?

Jim Lally:    I think globally within the company. So, whether it be geographically in any one of the markets that we're in, whether we're looking at specialized businesses and things of that nature, but certainly we feel confident in our ability to continue to scale the overall franchise with growth.

Brian Martin:    Yeah. Okay, perfect. Thanks for taking the questions guys.

Jim Lally:    Thank you, Brian.

Operator:    Thank you. At this time, we have no further questions in queue.

Jim Lally:    Great, Todd, thank you. And we'll just wrap up this way. Thank you all for your time and the great questions today and your interest in our company. And we look forward to talking to all of you at the end of the second quarter, if not sooner. So, have a great day.

Operator:    Thank you, ladies and gentlemen, this concludes today's conference. You may now disconnect.

Additional Information About the Merger and Where to Find It

In connection with the proposed acquisition transaction, along with other relevant documents, a registration statement on Form S-4 will be filed with the SEC that will include a joint proxy statement/prospectus to be distributed to the shareholders of Enterprise and First Choice in connection with their votes on the acquisition. SHAREHOLDERS OF EFSC AND FCBP CHOICE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND RELATED MATTERS. FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED AS DESCRIBED BELOW.

The final joint proxy statement/prospectus will be mailed to shareholders of EFSC and FCBP. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC in connection with the proposed acquisition will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, (3) accessing FCBP’s website at https://investors.firstchoicebankca.com under the “SEC Filings” tab, or (4) writing FCBP at 17785 Center Court Drive, N Suite 750, Cerritos, CA 90703, Attention: General Counsel.

Participants in Solicitation

FCBP and certain of their directors and executive officers, and EFSC and certain of their directors, executive officers and other certain members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of FCBP and the shareholders of EFSC in connection with the Merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 17, 2021. Information about the directors and officers of FCBP will be set forth in the Form-10-K/A, to be filed with the SEC on or about April 27, 2021 and in the proxy statement of FCBP to be filed on Schedule 14A during the third quarter of 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document, once filed, may be obtained as described in the preceding paragraph.